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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED JUNE 30, 2001
                                       OR
                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                           Commission File No. 1-12833


                                    TXU CORP.


               Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411


           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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


                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

FINANCIAL STATEMENTS

     The following statements are furnished for the Plan:

       Statements of Financial Condition at June 30, 2001 and  2000...........3

       Statements of Operations and Changes in Plan Equity for the
         years ended June 30, 2001, 2000 and 1999.............................4

       Notes to Financial Statements..........................................5

       Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT..................................................9

PLAN ADMINISTRATOR'S SIGNATURE...............................................10

EXHIBIT

     The following exhibit is filed herewith:

       Independent Auditors' Consent.........................................11

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                        STATEMENTS OF FINANCIAL CONDITION

                                                                              June 30,
                                                                       -------------------------
                                                                         2001            2000
     ASSETS AND PLAN EQUITY                                              ----            ----
Investment in Securities of Participating Employer --
  Common stock of TXU Corp.,
  At fair value as determined by quoted market prices
  (Historical cost: 2001--$29,734,367; 2000-- $25,310,064 (Note 4)...  $39,258,076   $20,156,117

Dividends receivable.................................................      488,791       409,955

Interest receivable..................................................          182           174

Cash and cash equivalents............................................       51,713        31,881
                                                                       -----------   -----------

     Total Assets and Plan Equity....................................  $39,798,762   $20,598,127
                                                                       ===========   ===========


See accompanying Notes to Financial Statements.

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

               STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY

                                                               For the Year Ended June 30,
                                                         -------------------------------------
                                                             2001        2000         1999
                                                             ----        ----         ----
Additions (deductions):
  Net investment income:
    Dividends on common stock of TXU Corp............... $ 1,922,050  $ 1,591,182  $ 1,340,506
    Interest............................................      20,287       18,986       12,573
                                                         -----------  -----------  -----------
      Net investment income.............................   1,942,337    1,610,168    1,353,079
                                                         -----------  -----------  -----------

  Appreciation (depreciation) of investments (Note 4)...  14,668,399   (7,955,545)    (168,243)

  Contributions and deposits (Note 5):
    Participating employees' salary deferrals...........   1,936,800    1,882,900    1,560,650
    Employer matching and incentive awards..............   6,025,200    6,060,350    4,297,975
                                                         -----------  -----------  -----------
      Total contributions and deposits..................   7,962,000    7,943,250    5,858,625
                                                         -----------  -----------  -----------

        Total additions.................................  24,572,736    1,597,873    7,043,461
                                                         -----------  -----------  -----------

  Distributions and reversions:
    Distributions to participants (Note 6)..............   4,980,514    5,584,859    4,567,049
    Fees to plan sponsor................................       7,674           --        6,188
    Reversions..........................................     383,913      297,913       18,244
                                                         -----------  -----------  -----------
      Total distributions and reversions................   5,372,101    5,882,772    4,591,481
                                                         -----------  -----------  -----------

        Net additions (deductions)......................  19,200,635   (4,284,899)   2,451,980

Plan Equity, Beginning of Year..........................  20,598,127   24,883,026   22,431,046
                                                         -----------  -----------  -----------

Plan Equity, End of Year ............................... $39,798,762  $20,598,127  $24,883,026
                                                         ===========  ===========  ===========


See accompanying Notes to Financial Statements.


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                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   Name Change -- In May 2000, Texas Utilities Company (TXU or the Company)
     -----------
     changed its corporate name to TXU Corp. In connection with that change, the Deferred and Incentive Compensation Plan of the Texas Utilities Company System was changed to the TXU Deferred and Incentive Compensation Plan.

2.   Plan Description -- The TXU Deferred and Incentive Compensation Plan (Plan)
     ----------------
     allows elected officers of the Company or a participating subsidiary of the Company (Employer-Company) with the title of Vice President or above to defer a percentage of their compensation not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company (the Committee) for each plan year and, in any event, not to exceed 15% of the participant's compensation. The Companies will make a matching award equal to 150% of the deferred compensation. In addition, the Committee also provides awards under the Annual Incentive Plan with 50% of any such awards treated as incentive awards under this Plan. Amounts credited to a participant's account are invested in shares of common stock of the Company. On the expiration of the applicable maturity period (3 years for incentive awards and 5 years for deferrals and matching awards) the value of the participant's account is paid in cash. To the extent that the amounts maturing under the Plan combined with the eligible employee's other remunerations exceeds $1,000,000, the maturity period shall be extended. In the event a participant's employment is terminated because of death or permanent and total disability, all amounts in the participant's account shall mature immediately. If the participant terminates employment prior to the end of a Plan Year, the deferred amount and company match will be recomputed as of the termination date. In the event a participant's employment is terminated by retirement, the participant will receive a distribution of his account at the end of the applicable maturity period. If the participant terminates employment by retirement prior to the end of a Plan year, the participant may have previously elected to accelerate the balance of salary reductions. In the event a participant's employment is terminated because of reasons other than death, disability or retirement, all rights to any performance units for maturity periods not yet completed shall revert to the Company (as Plan Sponsor) except for amounts deferred by the participant and six percent per annum interest on those amounts which is the minimum return for all participants of the Plan.

     The number of participants (current and former employees) at June 30, 2001 and 2000 were 73 and 75, respectively.

3.   Summary of Significant Accounting Policies:
     ------------------------------------------

     Basis of Accounting -- The financial statements of the Plan are prepared
     -------------------
     under the accrual method of accounting.

     Use of Estimates -- The preparation of financial statements requires the
     ----------------
     use of significant estimates and assumptions by management. The Plan's investment in TXU Common stock is subject to various risks, such as interest rate, credit and overall market volatility. Therefore, it is reasonably possible that changes in the value of the common stock will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition. Actual results could differ from those estimates.

     Distributions to Participants -- Distributions to participants are recorded
     -----------------------------
     when paid.

     Expenses -- All costs and expenses of the Plan and its administration,
     --------
     except expenses incurred in the acquisition or liquidation of investments, are paid by the Employer-Companies.

                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

4.   Plan Investments -- The cost, fair value and appreciation (depreciation) of
     ----------------
     investments at and for the years ended June 30, 2001, 2000 and 1999 follow:

                                      Per Share  Number of   Historical      Fair       Appreciation
                                        Value     Shares        Cost         Value     (Depreciation)
                                        -----     ------        ----         -----     --------------
     June 30, 2001:
       Common stock of TXU Corp.....  $ 48.19   814,652(a)  $29,734,367   $39,258,076   $14,668,399

     June 30, 2000:
       Common stock of TXU Corp.....    29.50   683,260(b)  $25,310,064   $20,156,117   $(7,955,545)

     June 30, 1999:
       Common stock of TXU Corp.....    41.44   591,960(c)  $21,739,933   $24,529,573     $(168,243)

     -------------------
     (a)Represents 0.3165% of the outstanding shares of common stock of TXU Corp. (257,384,322 at June 30, 2001).

     (b)Represents 0.2587% of the outstanding shares of common stock of TXU Corp. (264,078,369 at June 30, 2000).

     (c)Represents 0.2108% of the outstanding shares of common stock of TXU Corp. (280,875,819 at June 30, 1999).

     The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at fair value based upon the last reported sale prices on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis.


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                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

5.   Plan Contributions -- Contributions by participating employees' salary
     ------------------
     deferrals and employer matching and incentive awards for the years ended June 30, 2001, 2000 and 1999 follow:

                                      Participating  Contributions
                                        Employees'    by Employer-     Total
          Employer-Companies         Salary Deferrals  Companies  Contributions
          ------------------         ----------------  ---------  -------------

                                      2001
                                      ----

     TXU Corp........................   $  240,000    $  902,500    $1,142,500
     TXU Services and Others.........    1,129,800     3,457,700     4,587,500
     TXU Electric Company............      567,000     1,665,000     2,232,000
                                        ----------    ----------    ----------
          Total......................   $1,936,800    $6,025,200    $7,962,000
                                        ==========    ==========    ==========


                                      2000
                                      ----

     TXU Corp........................   $  240,000    $  999,000    $1,239,000
     TXU Services and Others.........    1,103,500     3,406,750     4,510,250
     TXU Electric Company............      539,400     1,654,600     2,194,000
                                        ----------    ----------    ----------
          Total......................   $1,882,900    $6,060,350    $7,943,250
                                        ==========    ==========    ==========


                                      1999
                                      ----

     TXU Corp........................   $  264,750    $  874,625    $1,139,375
     TXU Services and Others.........      871,950     2,294,925     3,166,875
     TXU Electric Company............      423,950     1,128,425     1,552,375
                                        ----------    ----------    ----------
          Total......................   $1,560,650    $4,297,975    $5,858,625
                                        ==========    ==========    ==========


     The contribution for incentive awards amounted to $3,120,000, $3,236,000 and $1,957,000 for the Plan Years ended June 30, 2001, 2000 and 1999, respectively.

6.   Plan Distributions -- During the year ended June 30, 2001, one participant
     ------------------
     terminated from the Plan. The value of performance units, including dividend credits, was distributed to the terminated participant in the amount of $102,878. Maturing in June 2001 were employee salary deferrals and matching awards for the Plan Year ended June 30, 1997 and the incentive awards made for the Plan Year ended June 30, 1999. The distribution of matured deferrals and/or awards of $7,087,386 represents the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 2001. Terminations from the Plan resulted in net reversions for the Plan of $383,913.

     Maturing in June 2000 were employees' salary deferrals and matching awards made for the Plan Year ended June 30, 1996 and the incentive awards made for the Plan Year ended June 30, 1998.


                                       7
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                  TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

     The distribution of matured deferrals and/or awards of $4,877,636 represents the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 2000. Retirements from the Plan resulted in net reversions for the Plan of $297,913.

     Maturing in June 1999 were employees' salary deferrals and matching awards made for the Plan Year ended June 30, 1995 and the incentive awards made for the Plan Year ended June 30, 1997. The distribution of matured deferrals and/or awards of $5,523,092 represents the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 1999. Terminations from the Plan resulted in net reversions for the Plan of $18,244.

7.   Federal Income Taxes -- It is intended, and the Company has been advised,
     --------------------
     that: the Plan does not meet the requirements of a tax-qualified plan under
     Section 401(a) of the Internal Revenue Code; the Trust established thereunder is not exempt from federal income taxes under Section 501(a); and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

     Based on the Internal Revenue Code and regulations promulgated thereunder:

     (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income until paid or otherwise made available to the participant.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

8.   Plan Termination -- The Company's Board of Directors may amend, terminate,
     ----------------
     or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon Plan termination, all amounts credited to a participant's account shall be deemed to have matured, as described in the Plan document.


                                       8
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INDEPENDENT AUDITORS' REPORT

Organization and Compensation Committee,
  TXU Deferred and Incentive Compensation Plan:

We have audited the statements of financial condition of the TXU Deferred and Incentive Compensation Plan (the "Plan") as of June 30, 2001 and 2000, and the related statements of operations and changes in plan equity for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at June 30, 2001 and 2000, and the results of its operations and changes in plan equity for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/DELOITTE & TOUCHE LLP
Dallas, Texas
August 17, 2001


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    TXU DEFERRED AND INCENTIVE COMPENSATION PLAN


                                        By   /s/  Peter B. Tinkham
                                          -------------------------------------
                                                  Plan Administrator
                                        Organization and Compensation Committee

September 27, 2001


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